Exhibit (h)(xxv)

Schroder Investment Management North America Inc.
875 Third Avenue, 22nd Floor, New York, NY 10022-6225

June 18, 2013

Schroder Series Trust

875 Third Avenue, 22nd Floor

New York, NY 10022

Re: Fee Waivers and Expense Reimbursements

Dear Ladies and Gentlemen:

This is to inform you that we hereby agree, from June 24, 2013 through February 28, 2015, to pay or reimburse the applicable fund to the extent that the total annual fund operating expenses of a fund (other than acquired fund fees and expenses, interest, taxes and extraordinary expenses) allocable to each fund’s Investor Shares and Advisor Shares exceed the following annual rates (based on the average daily net assets attributable to each share class of the applicable fund taken separately):

	Investor Shares	Advisor Shares
Schroder Emerging Markets Multi-Cap Equity Fund	1.25%	1.50%
Schroder Emerging Markets Multi-Sector Bond Fund	0.90%	1.15%

This letter agreement may only be terminated during its term by the Boards of Trustees of Schroder Series Trust.

Sincerely,

Schroder Investment Management North America Inc.

By:	/s/ Mark A. Hemenetz
Name: Mark A. Hemenetz
Title: Chief Operating Officer